UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-38228

Maxar Technologies Ltd.

(Exact Name of Registrant as specified in its charter)

1300 W. 120th Avenue

Westminster, Colorado 80234

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SUBMITTED HEREWITH

Exhibit No.

99.1	Material Change Report

99.2	Arrangement Agreement

99.3	Notice of Special Meeting of Securityholders and Management Proxy Circular dated October 12, 2018

99.4	Form of Proxy for Registered Securityholders

99.5	Form of Proxy for LTIP Unitholders

99.6	Letter of Transmittal

99.7	Abridgement Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXAR TECHNOLOGIES LTD.

Date: October 16, 2018	By:	/s/ Michelle Kley
	Name:	Michelle Kley
	Title:	Senior Vice President, General Counsel and Corporate Secretary